                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (AMENDMENT NO. _____)(1)

                        PHYSICIAN SALES & SERVICE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  7194-OL-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Stanton Keith Pritchard, Gulf South Medical Supply, Inc.
                     One Woodgreen Place, Madison, MS 39110
                                 (610) 856-5900
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 14, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)




---------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 2 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Gulf South Medical Supply, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           06-1251310
----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
                                                                       (b)[ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  8,098,523 (acquisition of such shares is conditioned upon the occurrence of certain events specified in a Stock Option Agreement dated December 14, 1997 and filed as Exhibit 2 to this 13D)
                             -----------------------------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 2,753,435
           EACH              -----------------------------------------------------------------------
        REPORTING            9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                   8,098,523 (acquisition of such shares is conditioned upon the occurrence of certain events specified in a Stock Option Agreement dated December 14, 1997 and filed as Exhibit 2 to this 13D)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,851,958
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2%

----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         CO
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 3 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Delmer W. Dallas

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
                                                                       (b)[ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                  -0-
                             -----------------------------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 131,144
           EACH              -----------------------------------------------------------------------
        REPORTING            9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                   131,144 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         131,144
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .3%

----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 4 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Frederick E. Dell

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]
                                                                        (b)[ ]

----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH                   239,499
        REPORTING            -----------------------------------------------------------------------
          PERSON
           WITH              9    SOLE DISPOSITIVE POWER

                                  239,499 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-

----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         239,499
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*
----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .6%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 5 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         T. O'Neal Douglas

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
                             -----------------------------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 18,000
           EACH              -----------------------------------------------------------------------
        REPORTING
          PERSON             9    SOLE DISPOSITIVE POWER
                                  18,000 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)

                             -----------------------------------------------------------------------
           WITH              10   SHARED DISPOSITIVE POWER
                                  -0-

----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,000
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than .01%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 6 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Fred Elefant

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 530,255
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER
                                  530,255 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         530,255
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 7 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Patrick C. Kelly

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 1,128,323
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                  1,128,323 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,128,323
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [X]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 8 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Delores Kesler

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 1,500
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                  1,500 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         less than .1%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 9 OF 26 PAGES
----------------------------------                            ------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         William C. Mason

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 -0-
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                  -0-
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 10 OF 26 PAGES
----------------------------------                           -------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         John F. Sasen, Sr.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 229,844
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER
                                  229,844 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         229,844
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .6%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 11 OF 26 PAGES
----------------------------------                           -------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         David A. Smith

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 209,494
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER
                                  209,494 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         209,494
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .5%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 12 OF 26 PAGES
----------------------------------                           -------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         James B. Stallings, Jr.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*


----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
          EACH                    47,566
        REPORTING            -----------------------------------------------------------------------
          PERSON             9    SOLE DISPOSITIVE POWER
           WITH
                                  47,566 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         47,566
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 13 OF 26 PAGES
----------------------------------                           -------------------

----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         James L. L. Tullis

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*


----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  -0-
          SHARES             -----------------------------------------------------------------------
       BENEFICIALLY          8    SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING                 217,860
          PERSON             -----------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                  217,860 (subject to the restrictions set forth in that certain
                                  Affiliate Agreement dated December 14, 1997 and attached hereto as
                                  Exhibit 6)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         217,860
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .5%
----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         IN
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 14 OF 26 PAGES
----------------------------------                           -------------------



         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gulf South Medical Supply, Inc. ("GSMS"), Delmer E. Dallas, Frederick E. Dell, T. O'Neal Douglas, Fred Elefant, Patrick C. Kelly, Delores Kesler, William C. Mason, John F. Sasen, Sr., David A. Smith, James B. Stallings, Jr. or James L.L. Tullis (individually, a "Reporting Person" and collectively, "Reporting Persons") that he, she or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Reporting Person has been provided by such Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock (the "Issuer Common Stock"), $.01 par value per share, of Physician Sales & Service, Inc., a
Florida corporation (the "Issuer").   The principal executive offices of the
Issuer are located at 4345 Southpoint Blvd., Jacksonville, Florida  32216.

ITEM 2.  IDENTITY AND BACKGROUND.

         (i)     The names of the people filing this statement are:

         Gulf South Medical Supply, Inc., Delmer W. Dallas , Frederick E. Dell,
         T. O'Neal Douglas, Fred Elefant, Patrick C. Kelly, Delores Kesler, William C. Mason, John F. Sasen, Sr., David A. Smith, James B. Stallings, Jr. and James L.L. Tullis.

         (ii) The address of the principal business and principal office of GSMS is One Woodgreen Place, Madison, MS 39110. Schedule I lists the name of each director and executive officer of GSMS, as of the date hereof, along with each such director's or executive officer's residence or business address, and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule II lists the name of each Reporting Person that is a natural person, along with each such Reporting Person's residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each such person listed on Schedule I or
Schedule II is a citizen of the United States. No corporation or other person controls any Reporting Person.

         (iii) GSMS is a Delaware corporation and its principal business is the national distribution of medical supplies and related products to the long-term care industry.

         (iv) During the past five years, none of the Reporting Persons nor, to GSMS' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (v) During the past five years, none of the Reporting Persons nor, to GSMS' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of,

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 15 OF 26 PAGES
----------------------------------                           -------------------



or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger dated December 14, 1997 (the "Merger Agreement") between GSMS, the Issuer and PSS Merger Corp. ("Merger Corp."), and subject to the conditions set forth therein (including approval by stockholders of GSMS and the Issuer), Merger Corp. will be merged with and into GSMS in accordance with the Merger Agreement (the "Merger"). At the effective time of the Merger (the "Effective Time"), GSMS shall be the surviving corporation resulting from the Merger and shall become a wholly owned subsidiary of the Issuer with each share of GSMS Common Stock, $.01 par value per share ("GSMS Common Stock"), being converted into the right to receive 1.75 shares of Issuer's Common Stock, $.01 par value per share ("Issuer Common Stock"), as adjusted pursuant to anti-dilution provisions (the "Exchange Ratio"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

           This statement on Schedule 13D relates to certain voting arrangements between GSMS and certain stockholders of the Issuer as described in Item 4 below.

ITEM 4.    PURPOSE OF TRANSACTION

         (a) - (b) As described more fully in Item 3 above, this statement relates to the Merger of Merger Corp. with and into GSMS, with GSMS continuing as the surviving corporation, and thereby becoming a wholly owned subsidiary of the Issuer. In connection with the Merger, holders of outstanding GSMS Common Stock will receive, in exchange for each share of GSMS Common Stock held by them, 1.75 shares of Issuer Common Stock, as adjusted pursuant to anti-dilution provisions. In addition, the Issuer will assume the GSMS 1992 Stock Plan and the 1997 Stock Plan, and will also assume all warrants outstanding as of the Effective Time.

         The Merger Agreement contains customary representations and warranties on the part of GSMS and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of GSMS and the Issuer and various state and Federal regulation agencies. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, a cash termination fee will be paid.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

         As an inducement to GSMS to enter into the Merger Agreement, GSMS and the Issuer entered into a Stock Option Agreement, dated December 14, 1997 (the "Stock Option Agreement"). The Stock Option Agreement grants GSMS an irrevocable option (the "Option") to purchase, under certain conditions, up to 8,098,523 shares of the Issuer at a purchase price of $23.00 per share, subject to adjustment pursuant to anti-dilution provisions. Provided that

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 16 OF 26 PAGES
----------------------------------                           -------------------



(i) GSMS shall not be in material breach of its agreements or covenants contained in the Stock Option Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, GSMS may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event. A "Purchase Event" means any of the following events:

                 (i) without GSMS' prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than GSMS or any subsidiary of GSMS) to effect an Acquisition Transaction. "Acquisition Transaction" means (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries (other than transactions solely between Issuer's subsidiaries), (B) except as permitted pursuant to Section 7.1 of the Merger Agreement, the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 15% or more of the consolidated assets of Issuer and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Issuer or any of its subsidiaries; or

                 (ii) any person (other than GSMS or any subsidiary of GSMS) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Act), other than a group of which GSMS or any of its subsidiaries of GSMS is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then-outstanding shares of Issuer Common Stock.

          The Option will terminate upon the earliest of certain events, including consummation of the Merger, as set forth in the Stock Option Agreement.

         In addition to the above, under certain circumstances, GSMS has the right to require Issuer to repurchase from GSMS the Option and all shares of Issuer Common Stock purchased by GSMS pursuant to the Stock Option Agreement, with respect to which GSMS then has beneficial ownership.

         The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

         As a further inducement to the Issuer to enter into the Merger Agreement, Issuer and GSMS have also entered into a Stock Option Agreement, dated December 14, 1997, which grants the Issuer an irrevocable option to purchase up to 3,253,066 shares of GSMS Common Stock at a price of $29.06 per share, subject to adjustment pursuant to anti-dilution provisions and under the circumstances specified in the stock option agreement between GSMS and the Issuer. The substance of this agreement is substantially similar in substance to the Stock Option Agreement described above, and a copy of this agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 17 OF 26 PAGES
----------------------------------                           -------------------



         Also as an inducement to GSMS to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") have entered into a Voting Agreement dated December 14, 1997 (the "Voting Agreement") with GSMS. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to vote, and have granted to GSMS an irrevocable proxy and attorney in fact (with full power of substitution) to vote, the shares of Issuer Common Stock owned by them at any meeting of stockholders of Issuer called to vote upon the Merger, the Merger Agreement, and any other matters related thereto, including the amendment to the Articles of Incorporation to increase the number of authorized shares of Issuer Common Stock (the "Amendment"), or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger, the Merger Agreement and the Amendment is sought, the Voting Agreement Stockholders shall vote (or cause to be voted) such shares in favor of (i) the Amendment and (ii) the Merger and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to increase the Exchange Ratio payable in the Merger to a greater amount of Issuer Common Stock or otherwise to materially and adversely impair the Voting Agreement Stockholders' rights or increase the Voting Stockholders' obligations thereunder. The Voting Agreement terminates upon the earlier of the Effective
Time or the termination of the Merger Agreement.   The name of each Voting
Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of December 14, 1997 is set forth in Schedule II hereto, which is hereby incorporated by this reference. GSMS did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement.

         The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 4 of this Schedule 13D and incorporated herein in its entirety by reference.

         As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of GSMS have entered into a Voting Agreement dated December 14, 1997 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement described above. A copy of this agreement is included as Exhibit 5 of this Schedule 13D and incorporated herein in its entirety by reference.

         Also in connection with the Merger Agreement, the stockholders of the Issuer who have executed a Voting Agreement in favor of GSMS (each an "Issuer Affiliate") have each entered into an Affiliate Agreement with Issuer (collectively, the "Issuer Affiliate Agreements") pursuant to which each Issuer Affiliate has agreed not to sell, transfer or otherwise dispose of his interests in, or otherwise reduce his risk relative to any shares of Issuer Common Stock or other equity securities of Issuer owned by him from 30 days prior to the Effective Time until such time as Issuer notifies the Issuer Affiliates that the requirements of the Securities and Exchange Commission Accounting Release Series Nos. 130 and 135 have been met. In addition, the stockholders of GSMS who have executed a Voting Agreement in favor of the Issuer (each a "GSMS Affiliate") have each entered into an Affiliate Agreement (collectively the "GSMS Affiliate Agreements") pursuant to which each GSMS Affiliate has agreed not to sell, transfer or otherwise dispose of his interests in, or reduce his risk relative to, (i) any of the shares of GSMS Common Stock owned by him within 30 days prior to the Effective Time, and (ii) any of the Issuer Common Stock into which his shares of GSMS Common Stock are convertible or converted upon consummation of the merger until such time as Issuer notifies the GSMS

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 18 OF 26 PAGES
----------------------------------                           -------------------



Affiliates that the requirements of the Securities and Exchange Commission Accounting Release Nos. 130 and 135 have been met.

         The foregoing summary of the Issuer Affiliate Agreements and the GSMS Affiliate Agreements is qualified in its entirety by reference to the forms of such Affiliate Agreements included as Exhibits 6 and 7, respectively, of this
Schedule 13D and incorporated herein in their entirety by reference.

         (c)     Not applicable.

         (d) In accordance with the Merger Agreement, immediately following the Effective Time, the Issuer shall take, or cause to be taken, such action as may be required in order to (i) increase the size of its Board of Directors from nine persons to ten persons, with four Class I directors, three Class II directors and three Class III directors, (ii) accept the resignations of four current directors of the Issuer, (iii) appoint or cause to be elected Thomas G. Hixon ("Hixon") and two additional persons who are currently directors of GSMS to be selected by the Board of Directors of GSMS as directors of the Issuer to serve in Class I, Class II and Class III, respectively, and (iv) appoint a Nominating Committee composed of Hixon and such other persons as the Issuer's Board of Directors shall determine for the purpose of designating two independent persons to fill the two vacancies on the Issuer's Board of Directors as soon as reasonably practicable. In addition, immediately following the Effective Time, the Issuer shall take, or cause to be taken, such action as may be necessary to cause each of the Audit Committee and Compensation Committee of the Board of Directors of the Issuer to include at least one member who shall have served on the Board of Directors of GSMS immediately prior to the Effective Time.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)     Not applicable.

         (g)     Not applicable.

         (h)-(i) Other than as a result of the Merger described in Item 3 above, not applicable.

         (j) Other than as described above, GSMS currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although GSMS reserves the right to develop such plans).


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Voting Agreement, GSMS has shared power to vote an aggregate of 2,753,435 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute 6.8% of the issued and outstanding shares of Issuer Common Stock as of December 14, 1997.
To the extent that GSMS, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are so granted, GSMS will have the sole voting power with respect to such shares in connection with any vote on the Merger, the Merger Agreement or the Amendment as described in Item 4.

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 19 OF 26 PAGES
----------------------------------                           -------------------



         If the Option is exercised, GSMS will have the right to acquire 8,098,523 shares of Issuer Common Stock. If acquired, GSMS would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.7% of the issued and outstanding shares of the Issuer Common Stock as of December 14, 1997.

         As a result of the Voting Agreement and if the Option is exercised, GSMS may be deemed to beneficially own an aggregate of 10,851,958 shares of Issuer Common Stock, or 22.2% of the issued and outstanding shares of Issuer Common Stock as of December 14, 1997.

         Set forth on Schedule III opposite each Reporting Person's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Reporting Person as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of December 14, 1997). As a result of and subject to the Voting Agreement, each of the Reporting Persons, other then GSMS, share voting power with GSMS to vote that number of shares of Issuer Common Stock as is set forth on Schedule III opposite such Reporting Person's name for the limited purposes described in Item 4 above.

         Thomas G. Hixon owns 10,000 shares of Issuer Common Stock. To GSMS' knowledge, no other shares of Issuer Common Stock are beneficially owned by any of the other persons named in Schedule I.

         (c)     Neither GSMS, nor, to GSMS' knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days. Each Reporting Person represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Other than as described herein, to GSMS' knowledge, and to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 20 OF 26 PAGES
----------------------------------                           -------------------


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


              Exhibit No.                       Description
              -----------                       -----------
                   1                            Agreement and Plan of Merger dated
                                                December 14, 1997, by and among Physician Sales
                                                & Service, Inc., PSS Merger Corp. and Gulf South
                                                Medical Supply, Inc.

                   2                            Stock Option Agreement dated December 14, 1997,
                                                by and between Physician Sales & Service, Inc.,
                                                and Gulf South Medical Supply, Inc.

                   3                            Stock Option Agreement dated December 14, 1997,
                                                by and between Gulf South Medical Supply, Inc.,
                                                and Physician Sales & Service, Inc.

                   4                            Voting Agreement dated December 14, 1997, by and
                                                among Gulf South Medical Supply, Inc., and
                                                certain stockholders of Physician Sales &
                                                Service, Inc.

                   5                            Voting Agreement dated December 14, 1997, by and
                                                among Physician Sales & Service, Inc.,  and
                                                certain stockholders of Gulf South Medical
                                                Supply, Inc.

                   6                            Form of Affiliate Agreement dated
                                                December 14, 1997, by and between Gulf South
                                                Medical Supply, Inc. and certain stockholders of
                                                Physician Sales & Service, Inc.

                   7                            Form of Affiliate Agreement dated
                                                December 14, 1997, by and between Physician
                                                Sales & Service, Inc., and certain stockholders
                                                of Gulf South Medical Supply, Inc.

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 21 OF 26 PAGES
----------------------------------                           -------------------




                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 23, 1997              GULF SOUTH MEDICAL SUPPLY, INC.



                                      /s/ Thomas G. Hixon
                                      ------------------------------------------
                                      By:      Thomas G. Hixon
                                      Title:   President, Chief Executive
                                               Officer and Chairman of the Board

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 22 OF 26 PAGES
----------------------------------                           -------------------




                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 23, 1997                     /s/ James L.L. Tullis
                                            ----------------------------------

                                            /s/ Delores Kesler
                                            ----------------------------------

                                            /s/ Patrick C. Kelly
                                            ----------------------------------

                                            /s/ John F. Sasen, Sr.
                                            ----------------------------------

                                            /s/ David A. Smith
                                            ----------------------------------

                                            /s/ James B. Stallings, Jr.
                                            ----------------------------------

                                            /s/ Frederick E. Dell
                                            ----------------------------------

                                            /s/ Delmer W. Dallas
                                            ----------------------------------

                                            /s/ T. O'Neal Douglas
                                            ----------------------------------

                                            /s/ Fred Elefant
                                            ----------------------------------

                                            /s/ William C. Mason
                                            ----------------------------------

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 23 OF 26 PAGES
----------------------------------                           -------------------


                                   SCHEDULE I


    Name and Residence or
     Business Address if                                                    Name and Address of any Corporation
 different from that listed             Principal Occupation                     or Other Organization in
       in Column Three                     or Employment                       Which Employment is Conducted
       ---------------                     -------------                       -----------------------------
David L. Bogetz              Senior Vice President, Private Equity          ABN Amro Chicago Corporation
                             Management                                     208 South LaSalle, 10th Floor
                                                                            Chicago, IL  60604

Guy W. Edwards               Consultant                                     Not applicable.
567 Arbor Drive
Madison, MS  39110

Melvin L. Hecktman           President                                      Hecktman Management
                                                                            104 Wilmot Road, Suite 300
                                                                            Deerfield, IL  60015

Thomas G. Hixon              President, Chief Executive Officer and         Gulf South Medical Supply, Inc.
                             Chairman of the Board                          One Woodgreen Place
                                                                            Madison, MS  39110

William W. McInnes           Retired                                        Not applicable.
116 30th Avenue South
Nashville, TN  37212

Stanton Keith Pritchard      Senior Vice President, Business                Gulf South Medical Supply, Inc.
                             Development and Administration, Secretary      One Woodgreen Place
                             and General Counsel                            Madison, MS  39110

Steven L. Richardson         Senior Vice President, Operations              Gulf South Medical Supply, Inc.
                                                                            One Woodgreen Place
                                                                            Madison, MS  39110

Edward Schulman              Senior Vice President, Sales and               Gateway Healthcare Corporation
                             Marketing                                      2900 Hungary Road, Suite 200
                                                                            Richmond, VA  23228

John L. Vaughn, Jr.          Vice President, Finance                        Gulf South Medical Supply, Inc.
                                                                            One Woodgreen Place
                                                                            Madison, MS  39110

Donna C.E. Williamson        Not applicable.                                Not applicable.
345 Birch Street
Winnetka, IL  60093

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 24 OF 26 PAGES
----------------------------------                           -------------------


                                  SCHEDULE II

   Name and Residence or
    Business Address if                                                   Name and Address of any Corporation
 different from that listed            Principal Occupation                    or Other Organization in
      in Column Three                     or Employment                      Which Employment is Conducted
      ---------------                     -------------                      -----------------------------
    Patrick C. Kelly           Chairman of the Board, Chief Executive     Physician Sales & Service, Inc.
                               Officer and Director                       4345 Southpoint Boulevard
                                                                          Jacksonville, Florida  32216

    John F. Sasen, Sr.         President and Director                     Physician Sales & Service, Inc.
                                                                          4345 Southpoint Boulevard
                                                                          Jacksonville, Florida  32216

    David A. Smith             Executive Vice President, Chief            Physician Sales & Service, Inc.
                               Financial Officer and Director             4345 Southpoint Boulevard
                                                                          Jacksonville, Florida  32216

    James B. Stallings, Jr.    Chief Operating Officer                    Physician Sales & Service, Inc.
                                                                          4345 Southpoint Boulevard
                                                                          Jacksonville, Florida  32216

    Frederick E. Dell          Executive Vice President                   Physician Sales & Service, Inc.
                                                                          4345 Southpoint Boulevard
                                                                          Jacksonville, Florida  32216

    Delmer W. Dallas           Director                                   Acosta Sales Co., Inc.
                                                                          P.O. Box 19309
                                                                          Jacksonville, Florida  32216

    T. O'Neal Douglas          Director                                   America Heritage Life Insurance Company
                                                                          1776 American Heritage Life Drive
                                                                          Jacksonville, Florida  32224

    Fred Elefant               General Counsel, Secretary and Director    Fred Elefant, P.A.
                                                                          Dupont Center, Suite 250
                                                                          1650 Prudential Drive
                                                                          Jacksonville, Florida  32224

    Delores Kesler             Director                                   Kesler, Pass & Associates
                                                                          10407 Centurian Parkway North,
                                                                          Suite 101
                                                                          Jacksonville, Florida  32256

    William C. Mason           Director                                   Baptist/St. Vincent Health Systems, Inc.
                                                                          800 Prudential Drive
                                                                          Jacksonville, Florida  32207

    James L.L. Tullis          Director                                   Tullis-Dickerson & Company, Inc.
                                                                          One Greenwich Plaza
                                                                          Greenwich, Connecticut  06830

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 25 OF 26 PAGES
----------------------------------                           -------------------



                                  SCHEDULE III

                                                                    Percentage of Outstanding
                                 Number of Shares of Issuer          Shares of Issuer Common
                                        Common Stock                       Stock as of
Individual                           Beneficially Owned                 December 14, 1997
----------                           ------------------                 -----------------
----------------------------------------------------------------------------------------------
Gulf South Medical Supply, Inc.(1)      10,851,958                      22.2%
----------------------------------------------------------------------------------------------
Delmer W. Dallas                        131,144                         .3%
----------------------------------------------------------------------------------------------
Frederick E. Dell(2)                    239,449                         .6%
----------------------------------------------------------------------------------------------
T. O'Neal Douglas                       18,000                          less than .1%
----------------------------------------------------------------------------------------------
Fred Elefant(2)(4)                      530,255                         1.3%
----------------------------------------------------------------------------------------------
Patrick C. Kelly(2)(3)                  1,128,323                       2.7%
----------------------------------------------------------------------------------------------
Delores Kesler                          1,500                           less than .1%
----------------------------------------------------------------------------------------------
William C. Mason                        -0-                             -0-
----------------------------------------------------------------------------------------------
John F. Sasen, Sr.(2)                   229,844                         .6%
----------------------------------------------------------------------------------------------
David A. Smith(2)                       209,494                         .5%
----------------------------------------------------------------------------------------------
James B. Stallings, Jr.(2)              47,566                          .1%
----------------------------------------------------------------------------------------------
James L.L. Tullis(5)                    217,860                         .5%
----------------------------------------------------------------------------------------------

(1)  Includes shares subject to the Voting Agreement discussed in Item 4.

(2) Included in such beneficial ownership are shares of Common Stock issuable upon the exercise of certain options exercisable immediately or within 60 days of December 14, 1997 as follows: Mr. Kelly, 506,806 shares; Mr. Sasen, 110,106 shares; Mr. Dell, 66,160 shares; Mr. Smith, 73,266 shares; Mr. Stallings, 44,566 shares; Mr. Elefant, 17,539 shares; Mr. Tullis, 14,296 shares. Also included in such beneficial ownership are shares held for the account of the Issuer's Employee Stock Ownership Plan as follows: Mr. Kelly, 77,487 shares; Mr. Sasen, 18,872 shares; Mr. Smith, 25,959 shares; and Mr. Dell, 96,420 shares.

(3)  Excludes 400,000 shares held in trust for Mr. Kelly's daughters.

(4) Includes 400,000 shares held in trust for Mr. Kelly's daughters for which Mr. Elefant is trustee.

(5) Includes 127,881 shares owned by Tullis Dickerson Capital Focus, L.P. and 11,200 shares owned by Tullis-Dickerson Partners. Mr. Tullis is the general partner of Tullis-Dickerson Partners, the sole general partner of Tullis-Dickerson Capital Focus, L.P.

----------------------------------                           -------------------
  CUSIP NO.  7194-OL-107                   13D               PAGE 26 OF 26 PAGES
----------------------------------                           -------------------


                                 EXHIBIT INDEX


        Exhibit No.          Description
        -----------          -----------
             1               Agreement and Plan of Merger dated
                             December 14, 1997, by and among Physician Sales
                             & Service, Inc., PSS Merger Corp. and Gulf South
                             Medical Supply, Inc.

             2 Stock Option Agreement dated December 14, 1997, by and between Physician Sales & Service, Inc., and Gulf South Medical Supply, Inc.

             3 Stock Option Agreement dated December 14, 1997, by and between Gulf South Medical Supply, Inc., and Physician Sales & Service, Inc.

             4 Voting Agreement dated December 14, 1997, by and among Gulf South Medical Supply, Inc., and certain stockholders of Physician Sales &
                             Service, Inc.

             5 Voting Agreement dated December 14, 1997, by and among Physician Sales & Service, Inc., and certain stockholders of Gulf South Medical
                             Supply, Inc.

             6               Form of Affiliate Agreement dated
                             December 14, 1997, by and between Gulf South
                             Medical Supply, Inc. and certain stockholders of Physician Sales & Service, Inc.

             7               Form of Affiliate Agreement dated
                             December 14, 1997, by and between Physician
                             Sales & Service, Inc., and certain stockholders of Gulf South Medical Supply, Inc.
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